
November 14, 2023

Anastasia Mironova
Chief Financial Officer
Apollo Commercial Real Estate Finance, Inc.
c/o Apollo Global Management, Inc.
9 West 57th Street , 42nd Floor
New York , NY 10019

      Re: Apollo Commercial Real Estate Finance, Inc.
           Form 10-K for the year ended December 31, 2022
           File No. 001-34452

Dear Anastasia Mironova:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction